As filed with the Securities and Exchange Commission on September 13, 2023

Registration No. 333-271906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 2

TO

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN

REAL ESTATE COMPANIES

BGO Industrial Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

399 Park Avenue

18th Floor

New York, New York 10022

(212) 359-7800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

BentallGreenOak (U.S.) Limited Partnership

Michael Glimcher

399 Park Avenue

18th Floor

New York, New York 10022

(212) 359-7800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Rajib Chanda Daniel B. Honeycutt Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 (202) 636-5500	Ryan Bekkerus Simpson Thacher & Bartlett LLP 425 Lexington Ave New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-271906

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-271906) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36. Financial Statements and Exhibits.

(b) Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

3.1	Second Articles of Amendment and Restatement of BGO Industrial Real Estate Income Trust, Inc.

3.2	Second Amended and Restated Bylaws of BGO Industrial Real Estate Income Trust, Inc.

10.1	Amended and Restated Advisory Agreement, dated as of September 7, 2023, by and among BGO Industrial Real Estate Income Trust, Inc., BGO IREIT Operating Partnership LP and BentallGreenOak (U.S.) Limited Partnership

99.1	Policy with Respect to Repurchase of Adviser Class I Shares and Class E Shares

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 13, 2023.

BGO Industrial Real Estate Income Trust, Inc.

By:	/s/ Michael Glimcher
Name:	Michael Glimcher
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-11 has been signed by the following persons in the following capacities on September 13, 2023.

Signature	Title

/s/ John Carrafiell John Carrafiell	Chairman of the Board

/s/ Michael Glimcher Michael Glimcher	President, Chief Executive Officer and Director (principal executive officer)

/s/ Lori Biancamano Lori Biancamano	Treasurer and Chief Financial Officer (principal financial officer and accounting officer)

* Edgar Alvarado	Independent Director

* Timothy Callahan	Independent Director

* Lizanne Galbreath	Independent Director

*By:	/s/ Michael Glimcher
Michael Glimcher
Attorney-in-fact